Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, October 6, 2025

Franco-Nevada to Release Third Quarter 2025 Results

Franco-Nevada Corporation announced today that it will report its third quarter 2025 results as follows:

Third Quarter 2025 Results Release:	November 3rd after market close
Conference Call:	November 4th 11:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-510-2154 International: 437-900-0527

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

emportal.ink/4o9qUE5
Website:	www.franco-nevada.com
Replay (available until November 11th):	Toll-Free: 1-888-660-6345 International: 289-819-1450 Passcode: 52085#

For more information, please visit our website at www.franco-nevada.com or contact:

Candida Hayden
Senior Analyst, Investor Relations
416-306-6323
info@franco-nevada.com